PROSPECTUS SUPPLEMENT

Security Life of Denver Insurance Company and its Security Life Separate Account L1

and

Southland Life Insurance Company and its Southland Separate Account A1 and Southland Separate Account L1

Supplement dated August 18, 2004, to your current Variable Annuity/Life Insurance Prospectus

This supplement updates certain information contained in your current variable annuity/life insurance prospectus. Please read it carefully and keep it with your product prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Security Life of Denver Insurance Company and Southland Life Insurance Company (the "Companies") and Security Life Separate Account L1, Southland Separate Account A1 and Southland Separate Account L1 (the "Variable Accounts") have filed an application with the Securities and Exchange Commission to permit certain funds in which the sub-accounts of the Variable Accounts invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Companies' products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Companies' products makes those products more costly to administer. The Companies believe that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Companies to respond to concerns that they have identified in their due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The Substitute Funds.
Each of the Substitute Funds is a series of ING Partners, Inc. On August 13, 2004, the Board of Directors of ING Partners, Inc. approved changing each Substitute Fund's sub-adviser, name and investment policies and reducing each Substitute Fund's fees and expenses. These actions are necessary to meet the conditions of the substitutions and shall be effective prior to the effective date of the substitutions. The information about the Substitute Funds in this supplement reflects the actions as approved by the ING Partners Board of Directors.

Not all of the Replaced Funds may be available through your variable annuity contract/life insurance policy. Please refer to your product prospectus for the list of Replaced Funds available to you.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Janus Aspen Balanced Portfolio -- Institutional Shares	ING UBS U.S. Allocation Portfolio -- Initial Class (to be renamed the ING Van Kampen Equity and Income Portfolio -- Initial Class)
Janus Aspen Balanced Portfolio -- Service Shares	ING UBS U.S. Allocation Portfolio -- Service Class (to be renamed the ING Van Kampen Equity and Income Portfolio -- Service Class)
Janus Aspen Mid Cap Growth Portfolio -- Institutional Shares	ING Alger Aggressive Growth Portfolio -- Initial Class (to be renamed the ING T. Rowe Price Diversified Mid Cap Growth Portfolio -- Initial Class)
Janus Aspen Mid Cap Growth Portfolio -- Service Shares	ING Alger Aggressive Growth Portfolio -- Service Class (to be renamed the ING T. Rowe Price Diversified Mid Cap Growth Portfolio -- Service Class)
Janus Aspen Worldwide Growth Portfolio -- Institutional Shares	ING MFS Global Growth Portfolio -- Initial Class (to be renamed the ING Oppenheimer Global Portfolio -- Initial Class)
Janus Aspen Worldwide Growth Portfolio -- Service Shares	ING MFS Global Growth Portfolio -- Service Class (to be renamed the ING Oppenheimer Global Portfolio -- Service Class)

Important Information about the Proposed Substitutions.
- Prior to the effective date of the substitutions you will receive another prospectus supplement which will indicate the effective date of the substitutions and reiterate your rights related to the substitutions. You will also receive a prospectus for each of the Substitute Funds.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a sub-account which invests in a Replaced Fund to any other sub-account or the fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions all amounts you have allocated to a sub-account which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a sub-account which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your policy value immediately before the substitutions will equal your policy value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described below.
- The investment objective and policies of each Substitute Fund are substantially the same as the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described below.

Substitute Fund Fees and Expenses. The following table shows the investment advisory fees and other expenses charged annually by each of the Substitute Funds. The figures are a percentage of the average net assets of each fund as of the effective date of the substitutions as approved by the ING Partners Board of Directors. See the prospectuses for the Substitute Funds for more information concerning these fees and expenses.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Oppenheimer Global Portfolio -- Initial Class	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Global Portfolio -- Service Class	0.60%	--	0.31%[1]	0.91%	--	0.91%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio -- Initial Class	0.64%	--	0.02%	0.66%	--	0.66%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio -- Service Class	0.64%	--	0.27%[1]	0.91%	--	0.91%
ING Van Kampen Equity and Income Portfolio -- Initial Class	0.55%	--	0.02%	0.57%	--	0.57%
ING Van Kampen Equity and Income Portfolio -- Service Class	0.55%	--	0.27%[1]	0.82%	--	0.82%

1   Included in Other Expenses is a shareholder services fee of 0.25% of the average daily net assets of Service Class shares to compensate insurance companies, broker dealers or other financial intermediaries that provide administrative services relating to the Service Class shares and their shareholders.

Certain of the sub-advisers for the Substitute Funds have voluntarily agreed to pay for or reimburse the Companies or their affiliates for certain printing, mailing, transaction and/or transition costs associated with the substitutions. These payments are not disclosed in the Fund Fees and Expenses Table above, and they do not increase directly or indirectly the fees and expenses you will pay as a consequence of the substitutions.

Substitute Fund Investment Advisers/Sub-advisers and Investment Objectives. The following table lists the investment advisers and sub-advisers and information regarding the investment objectives of the Substitute Funds. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

Fund Name	Investment Adviser/ Sub-Adviser	Investment Objective
ING Oppenheimer Global Portfolio	Investment Adviser: ING Life Insurance and Annuity Company Sub-adviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Investment Adviser: ING Life Insurance and Annuity Company Sub-adviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Van Kampen Equity and Income Portfolio	Investment Adviser: ING Life Insurance and Annuity Company Sub-adviser: Morgan Stanley Investment Management Inc. (doing business as Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.